Filed by Virgin Media Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a- 6 of the Securities Exchange Act of 1934
Subject Company: Virgin Media Inc.
Commission File No.: 000-50886

Additional information to be added to our existing Shareplan intranet article

1. Please read carefully the pack that we’ve sent to you in the post. We recommend you read it a couple of times and particularly look at the FAQs as these will answer the majority of your questions. The same information is also on Touchpoint.

2. As we don’t know what the New Liberty share prices will be following completion of the merger, it’s not possible at the moment to compare what your profit would be if you were to exercise now using just your current savings, with what that profit would be if you were to rollover and exercise using all your savings after the merger and when your Sharesave Option(s) mature. HMRC has agreed that if you decide to rollover, the value of the New Liberty shares under your Sharesave Option(s) will be the same as the value of the Virgin Media shares before the rollover happens.

Remember, as with our share price today, after the merger the New Liberty share prices may go up or down and so it’s not possible to know what your Sharesave Option(s) will be worth in the future.

3. Unfortunately, we can’t provide an online calculator until after the merger completes, as we won’t know the share prices for the Class A and Class C New Liberty shares until then. You’ll need to make your decision to either rollover or to exercise your Option(s) now using just your current savings, based on the information provided.

4. You should have received your pack by Monday 13th May. If you’ve not received your pack by then, please email >Employeeservices and we’ll get a pack to you. Remember, all the information is also available on Touchpoint.

5. If you’ve got queries, please contact YBS and/or Computershare.

6. You’ll need to make your decision by Wednesday 22 May. If you are in any doubt as to what to do, you should speak to an authorised or appropriately regulated financial adviser as soon as possible. Virgin Media, Liberty, Yorkshire Building Society, Computershare or Killik cannot give you any financial advice.

Important Additional Information Regarding the Proposed Transaction Has Been Filed with the SEC:

Liberty Global Corporation Limited, a company that has been established in connection with the transaction, has filed a registration statement on Form S-4 (Registration No. 333-187100) with the Securities and Exchange Commission (SEC), which the SEC declared effective on May 1, 2013 and which includes a definitive joint proxy statement of Virgin Media Inc. and Liberty Global, Inc., and constitutes a prospectus of Liberty Global Corporation Limited.  VIRGIN MEDIA STOCKHOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) BECAUSE IT CONTAINS IMPORTANT INFORMATION.  The definitive joint proxy statement/prospectus has been sent to security holders of Virgin Media and Liberty Global seeking their approval of the proposed transaction. Investors may obtain a free copy of the definitive joint proxy statement/prospectus, and other relevant documents filed by Liberty Global Corporation Limited, Liberty Global and Virgin Media with the SEC at the SEC’s Web site at http://www.sec.gov.  The definitive joint proxy statement, and such other documents filed by Virgin Media with the SEC may also be obtained for free from the Investor Relations section of Virgin Media’s web site (www.virginmedia.com) or by directing a request to Virgin Media Inc., 65 Bleecker Street, 6th Floor, New York, New York 10012, Attention: Investor Relations.  Copies of documents filed by Liberty Global and/or Liberty Global Corporation Limited with the SEC may also be obtained for free from the Investor Relations section of Liberty Global’s website (www.lgi.com) or by directing a request to Liberty Global, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations.